FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 3, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, December 3, 2004 – English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

December 3, 2004

Trading Symbol: TSXV: VVV

Amendment to the Expiry Date of 2,000,000 Warrants

Vannessa Ventures Ltd. (the “Company”) - The Company will seek approval from the TSX Venture Exchange to extend the expiry date of 2,000,000 share purchase warrants (the “Warrants”) issued pursuant to a private placement of Units at a price of $0.50 per Unit on December 17, 2004.  Each Warrant currently entitles the holder to acquire one additional common share of the Company at a price of $0.55 per share up until December 17, 2004.  If accepted by the Exchange, the Company will extend the expiry date of the outstanding Warrants to December 17, 2005.  No other terms of the Warrants will be amended.

The holder of the Warrants is Exploram Enterprises Ltd., the control person of the Company holding approximately 48.7% of the issued common shares.  Due to that relationship the amendment of the Warrants is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule").  However the transaction is exempt for certain provisions of the Rule.  The independent directors have approved the amendment of the Warrant to enable the Company to have potential access to additional capital without additional costs of financing.  The amendment of the Warrants may be completed before 21 days of filing of the material change report in respect hereof, if management determines it is necessary or desirable for sound business reasons.

By order of the Board,

_______________________________

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”